SD 11/25/03

**AA 11-21-2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03052329

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 17 2003

SEC FILE NUMBER
8-48755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 Main Street
(No. and Street)

Andover (City) MA (State) 01810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Ryan (978)475-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carl B. Bindman, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

18 Railroad Ave. (Address) Andover (City) MA (State) 01810 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Financial, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William T. Ryan
Signature

President
Title

Dawn M. Berul
Notary Public My Commission expires: 1/12/08

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN FINANCIAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2003

RYAN FINANCIAL, INC.
YEAR ENDED SEPTEMBER 30, 2003

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME AND RETAINED EARNINGS	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
COMPUTATION OF NET CAPITAL	6
NOTES TO FINANCIAL STATEMENTS	7-8

CARL B. BINDMAN, CPA, P.C.

18 RAILROAD AVENUE
ANDOVER, MASSACHUSETTS 01810

OFFICE (978) 470-2027
FAX (978) 470-2444

The Board of Directors
Ryan Financial, Inc.
Andover, MA 01810

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Ryan Financial, Inc. as of September 30, 2003 and the related statements of income and retained earnings, cash flows, and the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the computation of net capital based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the computation of net capital referred to above present fairly, in all material respects, the financial position of Ryan Financial, Inc. as of September 30, 2003 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.



Carl B. Bindman, CPA, P.C.
Andover, MA
October 21, 2003

RYAN FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

CURRENT ASSETS		
Cash - checking	$ 255	
Cash - restricted	32,855	
Total cash		$ 33,110
Due from clearing broker		3,208
Total Current Assets		36,318
TOTAL ASSETS		$ 36,318

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	$ -
STOCKHOLDERS' EQUITY	
Common stock, no par, 20,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	17,022
Retained earnings	9,296
Total Stockholders' Equity	36,318
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 36,318

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

INCOME		
Commission and annuity income	$	645,087
Interest income		199
Total income		645,286
EXPENSES		
Bank service charge		145
Commission expense		574,353
Other expenses		16,501
Professional fees		3,000
Ticket Charges		50,048
Total expenses		644,047
Net income (loss) before income taxes		1,239
Income taxes		3,099
Net income (loss)		(1,860)
Retained earnings, beginning		11,156
Retained earnings, ending	$	9,296

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
SEPTEMBER 30, 2003

	Ret. Earnings	Add. Paid-in Capital	Common Stock
Bal. at 10/1/02	11,156	17,022	10,000
Net income (loss)	(1,860)	-	-
Bal. at 9/30/03	9,296	17,022	10,000

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATIONS:		
Net income (loss)	$	(1,860)
Net increase in cash as a result of changes in receivables		2,328
Increase in cash		468
CASH, BEGINNING OF YEAR		32,642
CASH, END OF YEAR	$	33,110

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2003

TOTAL ASSETS	$	36,318
LESS: LIABILITIES		-
TOTAL CAPITAL		36,318
LESS: NON-ALLOWABLE ASSETS		-
LESS: EXCESS CAPITAL		(7,855)
NET CAPITAL BEFORE HAIRCUTS		28,463
HAIRCUTS		(657)
NET CAPITAL	$	27,806
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL	$	22,806

AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	$	-
NET CAPITAL	$	27,806
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%

There are no material differences in the computation of the net capital under SEC.240.15c3-1 as shown in this report and as reflected on the most recent FOCUS Part IIA filings.

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company is primarily engaged in the securities brokerage business.

NOTE B – CASH RESTRICTED:

The Company is required to maintain a restricted reserve cash account with Raymond James & Associates with a minimum balance of $25,000. As of September 30, 2003 the balance was $32,855.

NOTE C – NET CAPITAL REQUIREMENTS:

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003 the Company had net capital of $27,806, which was $22,806 in excess of its required net capital of $5,000 and there was no aggregate indebtedness.

NOTE D – PROVISION FOR INCOME TAX:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the expiration of operating losses that were available to offset state income taxes.

The components of income tax expense for the year ended September 30, 2003 are:

Current taxes	$ 599
Deferred taxes	2,500
Total	$ 3,099

NOTE E-USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RYAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

NOTE F-RELATED PARTY TRANSACTIONS:

Substantially all of the company's net earnings are paid to Ryan Financial Advisors, Inc. as commissions. The Company and Ryan Financial Advisors, Inc. have common stockholders.

NOTE G-CASH FLOW INFORMATION:

Cash paid for income taxes was $474 for the year ended September 30, 2003.